                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM T-1

                                 ---------------

                       STATEMENT OF ELIGIBILITY UNDER THE
                  TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                                 ---------------

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                        PURSUANT TO SECTION 305(b)(2) [X]

                                 ---------------

                                  SUNTRUST BANK
               (Exact name of trustee as specified in its charter)

     303 PEACHTREE STREET             30303              58-0466330
           SUITE 300                (Zip Code)         (I.R.S. employer
       ATLANTA, GEORGIA                               identification no.)
(Address of principal executive
           offices)

                                 ---------------

                                   OLGA WARREN
                                  SUNTRUST BANK
                               25 PARK PLACE, N.E.
                                   24TH FLOOR
                           ATLANTA, GEORGIA 30303-2900
                                 (404) 588-7067
            (Name, address and telephone number of agent for service)

                                 ---------------

                                     KB HOME
               (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)


                 DELAWARE                               95-3666267
      (State or other jurisdiction of                  (IRS employer
      incorporation or organization)                 identification no.)

         10990 WILSHIRE BOULEVARD                           90024
          LOS ANGELES, CALIFORNIA                        (Zip Code)
 (Address of principal executive offices)

                                 ---------------

                            SENIOR SUBORDINATED DEBT
                       (Title of the indenture securities)

1.       General information.
         -------------------

     Furnish the following information as to the trustee -

          Name and address of each examining or supervising authority to which it is subject.

          DEPARTMENT OF BANKING AND FINANCE,
          STATE OF GEORGIA
          ATLANTA, GEORGIA

          FEDERAL RESERVE BANK OF ATLANTA
          104 MARIETTA STREET, N.W.
          ATLANTA, GEORGIA

          FEDERAL DEPOSIT INSURANCE CORPORATION
          WASHINGTON, D.C.

          Whether it is authorized to exercise corporate trust powers.

          YES.


2.     Affiliations with obligor.
       -------------------------

       If the obligor is an affiliate of the trustee, describe each such affiliation.

         NONE.


3-12 NO RESPONSES ARE INCLUDED FOR ITEMS 3 THROUGH 12. RESPONSES TO THOSE ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION B AND AS SET FORTH IN TO ITEM 13(b), THE OBLIGOR IS NOT IN DEFAULT ON ANY SECURITIES ISSUED UNDER INDENTURES UNDER WHICH SUNTRUST BANK IS A TRUSTEE.


13.    Defaults by the Obligor.
       -----------------------

       (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

       THERE IS NOT AND HAS NOT BEEN ANY DEFAULT UNDER THIS INDENTURE.

       (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

       THERE HAS NOT BEEN ANY SUCH DEFAULT.


14-15 NO RESPONSES ARE INCLUDED FOR ITEMS 14 AND 15. RESPONSES TO THOSE ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION (B) TO ITEM 13, THE OBLIGOR IS NOT IN DEFAULT ON ANY SECURITIES ISSUED UNDER INDENTURES UNDER WHICH SUNTRUST BANK IS A TRUSTEE.


16.    List of Exhibits.
       ----------------

       List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission's Rules of Practice.

       (1) A copy of the Articles of Amendment and Restated Articles of Association of the trustee as now in effect. (Exhibit 1 to Form T-1, Registration No. 333-32106)

       (2) A copy of the certificate of authority of the trustee to commence business. (Included in Exhibit 1.)

       (3) A copy of the authorization of the trustee to exercise corporate trust powers. (Included in Exhibit 1.)

       (4) A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1, Registration No. 333-32106)

       (5)    Not applicable.

       (6) The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

       (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on September 30, 2000.

       (8)    Not applicable.

       (9)    Not applicable.

                                    SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta and the State of Georgia, on the 2nd day of February, 2001.


                                            SUNTRUST BANK



                                            By: /s/ Olga Warren
                                                -------------------------------
                                                Olga Warren
                                                Vice President

                              EXHIBIT 6 TO FORM T-1


                               CONSENT OF TRUSTEE

       Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, in connection with the proposed issuance of Senior Subordinated Debt Securities of KB Home, SunTrust Bank hereby consents that reports of examinations by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.



                                  SUNTRUST BANK



Dated:  February 2, 2001              BY: /s/ Olga Warren
                                         -------------------------------------
                                         Olga Warren
                                         Vice President

                              EXHIBIT 7 TO FORM T-1

                               REPORT OF CONDITION


SUNTRUST BANK                   Call Date:      09/30/2000
P.O. BOX 4418 CENTER 832        Vendor ID:      D             State #:       130330      FFIEC 031
ATLANTA, GA 30302               Transit #:      61000104       Cert #:       00867       RC-1

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                                                                                            11
                                                                                     --------------


CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 2000

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.


SCHEDULE RC - BALANCE SHEET                                                                                    C400

                                                                                                     Dollar Amounts in Thousands
---------------------------------------------------------------------------------------------------------------------------------
    1.  Cash and balances due from depository institutions (from Schedule RC-A):                  RCFD
                                                                                                  ----
        a. Noninterest-bearing balances and currency and coin (1)                                 0081        3,440,379  1.a
        b. Interest-bearing balances (2)                                                          0071           19,122  1.b
    2.  Securities:
        a. Held-to-maturity securities (from Schedule RC-B, column A)                             1754                0  2.a
        b. Available-for-sale securities (from Schedule RC-B, column D)                           1773       14,836,885  2.b
    3.  Federal funds sold and securities purchased under agreements to resell                    1350        2,529,175  3
    4.  Loans and lease financing receivables:                                  RCFD
                                                                                ----
        a. Loans and leases, net of unearned income (from Schedule RC-C)        2122        73,348,862                   4.a
        b. LESS: Allowance for loan and lease losses                            3123           856,282                   4.b
        c. LESS: Allocated transfer risk reserve                                3128                 0                   4.c
        d. Loans and leases, net of unearned income, allowance, and reserve                      RCFD
             (item 4.a minus 4.b and 4.c)                                                        ----
                                                                                                  2125       72,492,580  4.d
    5.  Tracing assets (from Schedule RC-D)                                                       3545          136,651  5.
    6.  Premises and fixed assets (including capitalized leases)                                  2145        1,329,737  6.
    7.  Other real estate owned (from Schedule RC-V)                                              2150           39,202  7.
    8.  Investments in unconsolidated subsidiaries and associated companies(from Schedule RC-M)   2130                0  8.
    9.  Customers' liability to this bank on acceptances outstanding                              2155          171,482  9.
   10.  Intangible assets (from Schedule RC-M)                                                    2143          595,989  10.
   11.  Other assets (from Schedule RC-F)                                                         2160        1,760,605  11.
   12.  Total assets (sum of items 1 through 11)                                                  2170       97,351,807  12


----------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.


SUNTRUST BANK                          Call Date:      09/30/2000
P.O. BOX 4418 CENTER 832               Vendor ID:      D             State #:       130330                FFIEC 031
ATLANTA, GA 30302                      Transit #:      61000104       Cert #:       00867                   RC-1

                                                                                                      --------------
                                                                                                             12
                                                                                                      -------------
SCHEDULE RC - CONTINUED

                                                                                                   Dollar Amounts in Thousands
----------------------------------------------------------------------------------------------------------------------------------
        LIABILITIES
   13.  Deposits:
        a. In domestic offices (sum of totals of columns A and C from                                   RCON
           Schedule RC-E, part 1)                                            RCON
                                                                            ----
                                                                                                     2200       58,288,560  13.a
            (1) Noninterest-bearing (1)                                      6831     8,655,373                             13.a.1
            (2) Interest-bearing                                             6636    49,633,187                             13.a.2
        b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs                            RCFN                   13.b
            (from Schedule RC-E, part II                                     RCFN                    2200       11,248,659
                                                                             ----
            (1) Noninterest-bearing                                          6631             0                             13.b1
            (2) Interest-bearing                                             6636    11,248,659      RCFD                   13.b2
   14.  Federal funds purchased and securities sold under agreements to repurchase                   2800       10,222,176  14
                                                                                                     RCON
   15.  a. Demand notes issued to the U.S. Treasury                                                  2840          743,049  15.a
                                                                                                     RCFD
        b. Trading liabilities (from Schedule RC-D)                                                  3548                0  15.b
   16.  Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):
        a. With a remaining maturity of one year or less                                             2332          955,746  16.a
        b. With a remaining maturity of more than one year through three years                       A547        2,596,905  16.b
        c. With a remaining maturity of more than three years                                        A548        1,312,900  16.c
   17.  Not applicable
   18.  Bank's liability on acceptances executed and outstanding                                     2920          171,482  18
   19.  Subordinated notes and debentures(2)                                                         3200        1,068,000  19
   20.  Other liabilities (from Schedule RC-G)                                                       2930        2,397,101  20
   21.  Total liabilities (sum of items 13 through 20)                                               2943       89,004,578  2
   22.  Not applicable
        EQUITY CAPITAL
   23.  Perpetual preferred stock and related surplus                                                3838                0  23
   24.  Common stock                                                                                 3230           21,600  24
   25.  Surplus (exclude all surplus related to preferred stock)                                     3839        2,505,472  25
   26.  a. Undivided profits and capital reserves                                                    3632        5,001,005  26.a
        b. Net unrealized holding gains (losses) on available-for-sale securities                    8434          819,152  26.b
        c. Accumulated net gains (losses) on cash flow hedges                                        4336                0  26.c
   27.  Cumulative foreign currency translation adjustments                                          3284                0  27
   28.  Total equity capital (sum of items 23 through 27)                                            3210        8,347,229  28
   29.  Total liabilities and equity capital (sum of items 21 and 28)                                3300       97,351,807  29
        MEMORANDUM
        TO BE REPORTED ONLY WITH THE MARCH REPORT OF CONDITION.
    1.  Indicate in the box at the right the number of the statement below that best describes
        the most comprehensive level of auditing work performed for the bank by independent          RCFD          Number
        external auditors as of any date during 1999                                                 ----          ------
                                                                                                     6724           N/A    M.1


       1=  Independent audit of the bank conducted in                         5=  Review of the bank's financial statements by
           accordance with generally accepted auditing                            external auditors
           standards by a certified public accounting firm
           which submits a report on the bank
       2=  Independent audit of the bank's parent holding                     6=  Compilation of the bank's financial statements
           company conducted in accordance with generally                         by external auditors
           accepted auditing standards by a certified public
           accounting firm which submits a report on the
           consolidated holding company (but not on the bank
           separately)
       3=  Director's examination of the bank conducted in                    7=  Other audit procedures (excluding tax preparation
           accordance with generally accepted auditing                            work)
           standards by a certified public accounting firm
           (may be required by state chartering authority)
       4=  Directors' examination of the bank performed by                    8= No external audit work
           other external auditors (may be required by state
           chartering authority)




-------

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.